UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
Matrix Bancorp, Inc.

(Name of Subject Company (issuer))
Matrix Bancorp, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, par value $0.0001 per share (including the associated Preferred Share Purchase Rights)

(Title of Class of Securities)
576819106

(CUSIP Number of Class of Securities)
Michael J. McCloskey
Matrix Bancorp, Inc.
700 17th Street, Suite 2100
Denver, Colorado 80202
(720) 932-4282

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Jeffrey D. Haas, Esq.
Norman B. Antin, Esq.
Patton Boggs LLP
2550 M Street, N.W.
Washington, D.C. 20037
(202) 457-6000
Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*

$81,436,394.00	$8,713.69

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 4,286,126 shares of the outstanding common stock, par value $.0001 per share, at a price per share of $19.00.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8,713.69
Form or Registration No.: Schedule TO
Filing Party: Matrix Bancorp, Inc.
Date Filed: December 20, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 20, 2005 by Matrix Bancorp, Inc., a Colorado corporation (“Matrix”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer by Matrix to purchase up to 4,286,126 shares of its common stock, par value $0.0001 per share (the “Shares”), including the associated Preferred Share Purchase Rights, or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price of $19.00 per Share, net to the seller in cash, without interest. Matrix’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated December 20, 2005 and in the related letter of transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act. Copies of the offer to purchase and the related letter of transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
All information in the offer to purchase is incorporated in this Amendment No. 1 by reference in response to all of the items in Schedule TO, except that such information is hereby amended to the extent specifically provided herein.
The offer to purchase is amended and supplemented as follows:
1. In Section 6. Conditions of the Tender Offer. on page 16 of the offer to purchase, the first sentence of Section 6 is hereby deleted in its entirety and replaced with the following sentence, “Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and will terminate or amend the tender offer, subject to Rule 13e-4(f) under the Exchange Act, if we determine that the completion of the tender offer and the purchase of the Shares will cause us not to meet The Nasdaq National Market continued listing requirement of having at least 400 roundlot holders of our common stock.”
2. In Section 9. Certain Information Concerning Matrix. on page 18 of the offer to purchase, the third to last sentence of the third paragraph is hereby deleted.
3. In Section 12. Certain United States Federal Income Tax Consequences. on page 24 of the offer to purchase, the second to last sentence of Section 12 is hereby deleted.
4. In Section 13. Extension of the Tender Offer; Termination; Amendment. on page 24 of the offer to purchase, the first two sentences of Section 13 are hereby deleted and replaced in their entirety with the following two sentences, “We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not the condition set forth in Section 6 shall have occurred or shall be deemed by us to have occurred in our reasonable judgment, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, to extend the tender offer upon the occurrence of the condition specified in Section 6 by giving oral or written notice of termination or extension to the depositary and making a public announcement of such termination or extension.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATRIX BANCORP, INC.
By:	/s/ MICHAEL J. MCCLOSKEY
Name:	Michael J. McCloskey
Title:	Chief Operating Officer

Date: January 6, 2006

EXHIBIT INDEX
Exhibit No.

(a)	None

(b)	None

(c)	None

(d)	None

(e)	None

(f)	None

(g)	None

(h)	None